November 14, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:   Ms. Tabatha Akins

          Mr. Joel Parker

Re:	Synageva BioPharma Corp.

Item 4.01 Form 8-K

Filed November 10, 2011

File No. 000-23155

Dear Ms. Akins and Mr. Parker:

Please be advised that, in connection with the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 14, 2011, with regard to the above referenced filings by Synageva BioPharma Corp. (the “Company”), the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Zachary Blume of Ropes & Gray LLP at (617) 951-7663 if you have any questions.

Very truly yours,

SYNAGEVA BIOPHARMA CORP.

By:	/s/ Sanj K. Patel
Name:	Sanj K. Patel
Title:	President and Chief Executive Officer